February
22, 2019

Via E-mail
Heather Lennox, Esq.
Jones Day
901 Lakeside
Cleveland, OH 44114

       Re:     Westmoreland Resource Partners, LP
               Schedule 14D-9
               Filed February 13, 2019
               File No. 005-85797

Dear Ms. Lennox:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Item 4. Solicitation or Recommendation, page 4

1. Revise your disclosure to ensure that the recommendation is made by the board of directors, not one of its committees.

2. Revise your disclosure to state affirmatively whether the board of directors recommends acceptance or rejection of the offer, expresses no opinion or is unable to take a position with respect to the offer. See Rule 14e-2. Your current disclosure appears to recommend acceptance of the offer but does not actually state that. We may have further comment.

3. Note that if you recommend acceptance of the offer, you must provide all of the disclosure required by Schedule 13E-3. See Schedule 13E-3 Compliance and Disclosure
       Interpretation 101.03.
 Heather Lennox, Esq.
Jones Day
February 22, 2019
Page 2

4. Revise the background section on page 5 to describe relevant events prior to October
       2018 and describe any board discussions or the negotiations among WCC, WMLP and their respective secured lender groups.

5. We note your disclosure on page 6 referring to strategic transactions or debt restructuring being considered. Please disclose what transaction or debt restructuring is being considered so security holders are able to evaluate your recommendation.

6. We note your disclosure on page 7 that the Conflicts Committee does not expect unit holders to be entitled to any recovery in the bankruptcy proceedings. Please explain the reasons for such belief.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions